EXHIBIT 99.1

Sangoma Announces Fourth Quarter Fiscal 2022 Results

Annual Revenue grows 71% year-over-year and Adjusted EBITDA1 Exceeds $42 million

MARKHAM, Ontario, Sept. 26, 2022 (GLOBE NEWSWIRE) -- Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its fourth quarter financial results and audited consolidated financial statements for the fiscal year 2022 ended June 30, 2022. As a reminder, Sangoma completed its acquisition of NetFortris on March 28, 2022. As a result, this fiscal fourth quarter is the first quarter in which our income statement includes the full contribution from NetFortris’ sales and operations.

Sales for the fiscal year 2022 were a record $224.35 million, up from the prior year by 71%, and for the fourth quarter were a record $66.29 million ($62.50 million following the accounting reclassification from prior periods described below, which is up 25% over the same quarter last year).

US $M	Q4 FY2022		Q4 FY2021[2]		Change	FY2022		FY2021	Change
Sales	$62.50	m	$50.12	m	25%	$224.35	m	$131.38	m	71%
Gross profit	$40.68	m	$35.88	m	13%	$156.89	m	$89.45	m	75%
Operating expense	$41.92	m	$37.78	m	11%	$162.77	m	$83.44	m	95%
Adjusted operating income[1](loss)	($1.24)	m	($1.90)	m		($5.88)	m	$6.01	m
Net income (loss)	($99.25)	m	($1.29)	m		($110.79)	m	$0.28	m
Net earnings/(loss) per share[2](fully diluted)	($2.987)		($0.041)			($3.520)		$0.010
Adjusted EBITDA[1]	$11.13	m	$9.78	m	14%	$42.12	m	$25.22	m	67%

“Our fourth quarter finished off another very strong year of results for Sangoma,” said Bill Wignall, President and CEO. “I am pleased with our performance this year, especially given the ongoing economic headwinds and the challenging global environment. We continued to execute on our long-term SaaS focus as we’ve successfully transitioned to recurring revenue streams, with Sangoma now at over 70% Services revenue, up from 62% last year. We also successfully integrated the Star2Star business, and completed our most recent acquisition of NetFortris. We ended fiscal 2022 with record results on both the top line in revenue, and on the bottom line, with over $40 million in Adjusted EBITDA for the first time. This performance reinforces Sangoma’s belief in our long-term strategy of growing organically and via prudent acquisitions, our commitment to doing so with profitability, and our ability to provide our customers with the widest set of cloud communications services in the industry. It’s been another exciting year for Sangoma, so I’d like to express my gratitude to our customers, partners and investors, for their ongoing support. And, finally, I would also like to thank our great team of employees around the world for their contributions and hard work.”

Revenue was $66.29 million in the fourth quarter ($62.50 million following the accounting reclassification of revenue, as further described in our MD&A under the heading “Quarterly Results of Operations”). During the first three quarters of fiscal 2022, the Company classified certain amounts from legacy Star2Star customer contracts as revenue, in accordance with the Company’s accounting policies. During the fourth quarter, the Company determined that due to contractual differences in the former Star2Star customer contracts, certain amounts relating to such contracts should be reclassified from gross to net revenue. The reclassification had no impact on Adjusted EBITDA, no impact on prior years’ results, and reflects no change in the underlying operation of our business. The effect of this reclassification was to reduce both our expected fourth quarter revenue of $68 million and our expected fiscal 2022 revenue, by approximately $5.5 million. After the reclassification, our fiscal 2022 revenue was $224.35 million, and as a result, caused our annual revenue to come in slightly below the Company’s latest guidance of $230 to $232 million, provided on May 12, 2022. Management assessed the materiality of the reclassification described above on the interim financial statements of the earlier quarters in fiscal 2022 and concluded that this reclassification was not material to any prior periods. Accordingly, the total amount of the reclassification was taken in our fiscal fourth quarter.

Gross profit for the year was $156.89 million, up from $89.45 million last year by about 75%. Gross margin at 70% of revenue for the year, was above the gross margin in the fourth quarter.

Operating expenses were $162.77 million for the fiscal year and $41.92 million for the quarter, both up substantially year-over-year. These increases reflect the addition of the Star2Star and NetFortris teams, the associated spending, and the non-cash intangible asset amortization arising from the acquisitions.

Adjusted EBITDA1 was $11.13 million in the fourth quarter, or 18% of revenue, bringing the total for the year to $42.12 million, about 67% above fiscal 2021 and within our guidance range of $42 to $44 million.

Net loss for the fourth quarter was $99.25 million, and for the year was $110.79 million, both significantly affected by a one-time, non-cash goodwill impairment charge of $91.69 million. This goodwill impairment resulted primarily from, among other factors, a significant decline in our market capitalization, which other companies in our industry sector have also experienced, during the latter months of fiscal 2022.

Sangoma continues to maintain a healthy balance sheet, finishing the quarter with a cash balance of $12.70 million on June 30, 2022, generates positive Adjusted Cash Flow, and remains comfortably within its debt covenants.

Outlook for fiscal year 2023
In accordance with past practice, Sangoma is issuing guidance for fiscal 2023 at the time we release final results for fiscal 2022. For the fiscal 2023 year, commencing on July 1, 2022, we expect to generate revenue of between $275 and $285 million, and expect Adjusted EBITDA to be in a range of $48 to $52 million.

The above outlook and guidance constitute forward-looking information and are based on the Company’s assessment of many material assumptions, including:

  The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
  The revenue trends the Company experienced in fiscal year 2022 and the trends we expect going forward in fiscal 2023
  The continuing recovery of the global economy from the impact of COVID-19, including decreased government restrictions and increased customer demand, all of which would not be materially negatively affected by more recent macro factors such as inflation, interest rates, or recessions
  The successful integration of NetFortris, the achievement of post-closing synergies, and the ability to cross-sell NetFortris and Sangoma’s products and services to the other’s customer base
  The NetFortris business continuing to operate and generate results in a manner consistent with its business preceding its acquisition by the Company and as anticipated by us
  There being continuing growth in the global UCaaS and cloud communications markets more generally
  There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
  Changes in global exchange rates do not disrupt demand for the Company’s Products and Services
  The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
  The Company’s forecasted revenue from its internal sales teams and via channel partners will meet expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labour or shipping costs
  There are no additional revenue reclassifications
  The Company is able to remediate the material weaknesses identified in its internal control over financial reporting
  That the Company is able to attract and keep the employees needed to maintain the current momentum
  The continued ability for the Company’s operational employees to work at the Company’s internal and outsourced facilities
  Other employees being able to work from home as required without any material impact on productivity

Full fiscal year results and conference call
Sangoma will host a conference call on Tuesday, September 27, 2022, at 8:00 am EST to discuss these results. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Investors are requested to dial in 5 to 10 minutes before the scheduled start time and ask to join the Sangoma call.

1 Adjusted Operating Income, Adjusted EBITDA and Adjusted Cash Flow are metrics used by the Company to monitor its performance and definitions of these terms, as well as other important information on these results, may be found in the accompanying MD&A posted today at www.sedar.com and www.sec.gov.

2 These results are being presented in United States dollars and reflect the seven to one share consolidation undertaken on November 2, 2021.

About Sangoma Technologies Corporation
Sangoma Technologies is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (“MSP”) solutions for businesses of all sizes. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the expected fiscal 2023 financial results and the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve inherent risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements, if at all. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected, estimated or anticipated in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are, therefore, inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com) include, but are not limited to, risks and uncertainties associated with the integration of NetFortris, the remediation of material weaknesses, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, expectations regarding the amount of frequency of impairment losses, including as a result of the write-down of intangible assets, including goodwill, delay in project deliveries, changes in technology, changes in the business climate, , changes to macroeconomic conditions, including rising interest rates and the occurrence of (or fears of an impending) of economic recession, risks related to the COVID-19 (coronavirus) pandemic, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Sangoma Technologies Corporation
Larry Stock
Chief Corporate Officer
(256) 428-6285
lstock@sangoma.com